UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  January 19, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___       Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: January 19, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                  Date: January 19, 2011
11-02-TR

Teck Provides Coal Guidance

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) reported today on several issues that are expected to affect its coal sales during the first quarter of 2011.

Adverse weather conditions in southeast British Columbia which started in December are expected to negatively affect production capacity in the first quarter.  On January 17, CP issued notice of force majeure in respect of avalanche conditions in and around the Rogers Pass area of south-east BC which are impacting rail movement. In addition, as announced by Westshore Terminals on January 12th, a mechanical failure is expected to reduce its coal handling capacity at the port for at least two weeks.  Weather is also causing delays in re-commissioning of the coal dryer at the Greenhills Mine and shipping of wet coal.

Based on information currently available, Teck expects first quarter coal sales in the range of 5.0 to 5.5 million tonnes, in comparison to 5.25 million tonnes in the first quarter of 2010.  Planned sales for calendar 2011 are in the range of 24.5 to 25.5 million tonnes. The foregoing estimates assume no interruption of production due to labour disturbances, and a reasonably prompt resumption of normal levels of rail service.  The collective agreement at the Elkview mine has expired and negotiations are ongoing.  The collective agreement at Fording River expires on April 30, 2011.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the forecast coal production and sales of Teck.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, events arising out of risks relating to mine operations generally, risks of labour disturbances, and adverse weather and other factors that may affect transportation of coal.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Media Contact:
Marcia Smith
Vice-President, Corporate Affairs
604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice-President, Investor Relations.
604.699.4014
greg.waller@teck.com